UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2017
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: GRANT AND ACCEPTANCE OF CONDITIONAL SHARE AWARDS BY
DIRECTORS AND THE COMPANY SECRETARY OF SASOL, AND
DIRECTORS AND THE COMPANY SECRETARY OF TWO MAJOR
SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)
GRANT AND ACCEPTANCE OF CONDITIONAL SHARE AWARDS BY DIRECTORS
AND THE COMPANY SECRETARY OF SASOL, AND DIRECTORS AND THE
COMPANY SECRETARY OF TWO MAJOR SUBSIDIARIES OF SASOL
In compliance with paragraphs 3.63 to 3.66 of the JSE Limited
Listings Requirements, Sasol hereby announces that the
directors and the Company Secretary of Sasol, and directors
and the Company Secretary of two major subsidiaries of Sasol, have been granted, and have accepted, conditional share awards in terms of the Sasol Long-Term Incentive Plan (“the Plan”
and/or “LTI”, as appropriate).
The Board or the Sasol Remuneration Committee, as appropriate, approved the share awards made on 22 September 2017. In terms of the rules of the Plan, the participants have to decline
such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.
The rules of the LTI Plan are available on the Sasol website
www.sasol.com.
Company Secretary, Sasol
Limited
V D Kahla
Director
Subsidiaries Sasol South Africa (Pty) Ltd and
Sasol (USA) Corporation
Award date
Deemed Acceptance date
22 September 2017
9 October 2017
Number of securities 17 548
Class of securities Sasol ordinary shares
Vesting periods
Nature of transaction
50% after 3 years and the balance
after 5 years
Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R6 633 144
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director P Victor
Company
Subsidiary
Sasol Limited
Sasol (USA) Corporation
Award date 22 September 2017

Deemed Acceptance date 9 October 2017
Number of securities 25 396
Class of securities
Vesting periods
Sasol ordinary shares
50% after 3 years and the balance
after 5 years
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R9 599 688
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director B Baijnath
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
Vesting periods
9 October 2017
5 172
50% after 3 years and the balance
after 5 years
Class of securities Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R1 955 016
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director F R Grobler
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
Vesting periods
9 October 2017
16 109
50% after 3 years and the balance
after 5 years
Class of securities Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R6 089 202
Nature and extent of
director’s interest
Direct beneficial
Clearance obtained Yes
Company Secretary, Sasol
South Africa (Pty) Ltd
F Hoosain
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
5 856
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378

Total value of transaction* R2 213 568
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director B E Klingenberg
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
20 945
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R7 917 210
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director R M Laxa
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
6 344
Class of securities Sasol ordinary shares
Vesting periods
Nature of transaction
50% after 3 years and the balance
after 5 years
Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R2 398 032
Nature and extent of
director’s interest
Direct beneficial
Clearance obtained Yes
Director F E J Malherbe
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
7 320
Class of securities Sasol ordinary shares
Vesting periods
Nature of transaction
50% after 3 years and the balance
after 5 years
Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R2 766 960
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes

Director M Sieberhagen
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
7 320
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R2 766 960
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director L J Fourie
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed acceptance date
Number of securities
9 October 2017
6 344
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R2 398 032
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director B Nqwababa
Company Sasol Limited
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
42 328
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol ordinary shares
Nature of transaction Annual LTI Award (off-market)
Price per share* R378
Total value of transaction* R15 999 984
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director S R Cornell
Company Sasol Limited
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
42 372
Vesting periods 50% after 3 years and the balance
after 5 years

Class of securities Sasol American Depository
Receipts
Nature of transaction Annual LTI Award (off-market)
Price per share* US$28.32
Total value of transaction* US$1 199 975
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director B V Griffith
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
8 578
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol American Depository
Receipts
Nature of transaction Annual LTI Award (off-market)
Price per share* US$28.32
Total value of transaction* US$242 929
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director P R Manoogian
Subsidiary Sasol South Africa (Pty) Ltd
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
11 303
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol American Depository
Receipts
Nature of transaction
Annual and Special Retention LTI
Awards(off-market)
Price per share* US$28.32
Total value of transaction* US$320 101
Nature and extent of
director’s interest
Direct beneficial
Clearance obtained Yes
Director M Thomas
Subsidiary Sasol (USA) Corporation
Award date 22 September 2017
Deemed Acceptance date
Number of securities
9 October 2017
6 559
Vesting periods
Class of securities
50% after 3 years and the balance
after 5 years
Sasol American Depository
Receipts
Nature of transaction Annual LTI Award (off-market)

Price per share* US$28.32
Total value of transaction* US$185 751
Nature and extent of
director’s interest
Direct beneficial
Clearance obtained Yes
*Strike price per share is nil. The Price per share indicated
is the closing price of the Sasol Ordinary Share / ADR on 21
September 2017, the day before the grant was made (R378 or
US$28.32) which was used to calculate the number of shares /
ADRs.
The total transaction value is the Price per share multiplied by the number of shares / ADRs awarded.
12 October 2017
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 October, 2017 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:
Company Secretary